
UNITEDSTATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-24760

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __10/1/2005__ AND ENDING __9/30/06__
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scottrade, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12800 Corporate Hill Drive
                             (No. and Street)

St. Louis   MO   63131
(City)   (State)   (Zip Code)

RECEIVED
NOV 2 9 2006
WASH. D.C. 213 SECTION

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                                                   314-965-1555
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                 (Name – if individual, state last, first, middle name)

100 South 4th Street	St. Louis	MO	63102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 7 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

, _____Rodger O. Riney_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Scottrade, Inc._____ , as

f _____September 30_____ , 20_06___ , are true and correct. I further swear (or affirm) that either the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account lassified solely as that of a customer, except as follows:

_____Approximately $4,022,736 of debits and $80,493 of credits_____

_____classified as customers' relate to securities accounts of_____

_____principal owners and officers._____

Signature   Rodger O. Riney

_____President_____
Title

Paula L Middleton
Notary Public

his report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Scottrade, Inc.

Balance Sheet as of September 30, 2006, and Independent Auditors' Report

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 1829
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Scottrade, Inc.:

We have audited the accompanying balance sheet of Scottrade, Inc. (the "Company") as of September 30, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Scottrade, Inc. at September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 27, 2006

SCOTTRADE, INC.

BALANCE SHEET
AS OF SEPTEMBER 30, 2006

ASSETS

Cash and cash equivalents	$ 450,623,666
Cash and securities segregated under federal and other regulations	8,073,357,977
Receivables from brokers and dealers and clearing organizations	92,503,832
Receivables from customers, net of allowance for doubtful accounts of $2,214,673	1,589,249,473
Deposits with clearing organizations	43,029,720
Property and capitalized software, at cost, net of allowance for accumulated depreciation and amortization of $35,732,363	50,757,787
Other assets	86,994,192
TOTAL	$10,386,516,647

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payables to brokers and dealers and clearing organizations	$ 17,524,716
Payables to customers	9,789,670,483
Accrued distributions to stockholders	54,977,664
Note payable	18,301,077
Other liabilities	28,271,705
Total liabilities	9,908,745,645
STOCKHOLDERS' EQUITY:	
Common stock—no par value:	
Class A, voting—authorized, 750 shares; issued 678 shares	37
Class B, non-voting— authorized, 7,500,000 shares; issued 6,780,305 shares	373,373
Retained earnings	536,900,785
Treasury stock—at cost:	
Class A—156 shares	(5,935)
Class B—1,563,505 shares	(59,497,258)
Total stockholders' equity	477,771,002
TOTAL	$10,386,516,647

See notes to balance sheet.

SCOTTRADE, INC.

1. **DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Description of Business—Established in 1980, Scottrade, Inc. (the "Company") is a deep discount registered broker/dealer operating 281 offices across the United States, with headquarters in St. Louis, Missouri. The Company serves individual investors primarily through its Internet trading site. A smaller portion of the customer trades are processed via touch-tone-phone or through a broker. The Company deals primarily in equity securities and related option contracts and mutual funds.

    Basis of Financial Information—The balance sheet of the Company are prepared in conformity with accounting principles generally accepted in the United States of America.

    Use of Estimates—In preparing the balance sheet, management makes use of estimates concerning certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

    The Company invests in various securities, primarily U.S. government securities in order to satisfy certain regulatory requirements (see Note 2). U.S. government securities, in general, are exposed to various risks, such as interest rate and overall market volatility. Due to the level of risk associated with U.S. government securities, it is reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect the amounts reported in the balance sheet.

    Fair Value—The Company's proprietary financial instruments and securities segregated under federal and other regulations are recorded on a trade date basis and carried at fair value. Fair value is based on quoted market or dealer prices. Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest based on the broker call rate which is similar to other such loans made throughout the industry. Customer payables are short-term in nature and pay interest at a fluctuating rate. The Company's remaining financial instruments are generally short-term in nature, and their carrying values approximate fair value.

    Cash Equivalents—Cash equivalents consist of highly liquid investments not held for segregation or trading purposes with a maturity of less than three months at date of purchase.

    Securities Transactions—Securities borrowed are recorded at the amount of the cash collateral provided for securities borrowed transactions. The adequacy of the collateral is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. The Company does not enter into securities loaned transactions.

    Customer securities transactions are recorded on settlement date. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the balance sheet.

    Property and Capitalized Software—Property and equipment are carried at cost less accumulated depreciation and amortization; land is recorded at cost. Depreciation of the building is provided using

the straight-line method over an estimated useful life of 30 years. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of the improvement. Furniture, fixtures and communications equipment are depreciated over five years using an accelerated method. Capitalized software costs, primarily related to the Company's securities processing software, including fees paid to affiliated entities and third parties for services provided to develop the software, costs incurred to obtain the software from affiliated entities and third parties, and licensing fees paid to affiliated entities and third parties are amortized over five years. All other capitalized software costs are amortized over three years.

Mutual Fund Fees—Mutual fund fees consist primarily of revenues earned for providing support and services in connection with mutual fund assets under third-party management. These revenues include fees based on the amount of client assets under management and transaction-related fees and are recorded on an accrual basis.

Principal Transactions—As part of the Company's risk management of proprietary trading, security positions are generally purchased and sold within the trading day. Accordingly, in the normal course of operations, insignificant positions exist at the end of a typical trading day and are included in other assets on the balance sheet.

Income Taxes—The Company has elected to be treated as a small business corporation in accordance with provisions of subchapter S of the Internal Revenue Code and, accordingly, is generally not subject to corporate income taxes. The Company's taxable income or losses and related taxes are the personal responsibility of individual stockholders. Accrued distributions to stockholders at September 30, 2006, represent quarterly distributions the Company will pay to stockholders to provide for the stockholders' personal tax liability resulting from their portion of the Company's taxable income.

Recent Accounting Standards—In March 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position FIN 46(R)-5 ("FSP FIN 46(R)-5"), which requires a reporting enterprise to consider whether it holds implicit variable interest in variable interest entities or potential variable interest entities when specific conditions exist. FSP FIN 46(R)-5 is effective for the first reporting period beginning after March 3, 2005. The Company's adoption of FSP FIN 46(R)-5 did not have a material impact on the Company's balance sheet.

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R"), which replaced SFAS No. 123 *Accounting for Stock-Based Compensation* and superseded Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. SFAS No. 123R requires companies to recognize compensation cost related to share-based payment transactions in their financial statement. The cost of share-based payment transactions to employees will be based on the fair value of the award on the grant date and recognize as expense over the requisite service or vesting period. The Company adopted the provisions of SFAS No. 123R, effective October 1, 2006, using a modified perspective application. The Company's adoption of SFAS No. 123R did not have a material impact on the balance sheet.

In June 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3* ("SFAS No. 154"). SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. Beginning October 1, 2006, the Company will apply SFAS No. 154, as appropriate, on a prospective basis.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. This statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for the fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's balance sheet.

2. **CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS**

    At September 30, 2006, cash of $2,814,923,969 and United States Treasury Bills and Notes with a market value of $5,258,434,008 have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

3. **RECEIVABLES FROM AND PAYABLES TO BROKER AND DEALERS AND CLEARING ORGANIZATIONS**

    Amounts receivable from and payable to broker and dealers and clearing organizations at September 30, 2006, consist of the following:

	Receivable	Payable
Securities borrowed/loaned	$38,334,290	$ -
Securities failed-to-deliver/receive	1,698,224	16,991,855
Receivables from/payable to clearing organizations	52,471,318	532,861
	$92,503,832	$17,524,716

    In addition to the amounts above, the Company also maintains deposits at various clearing organizations. At September 30, 2006, the amounts held on deposit at clearing organizations totaled $43,029,720, comprised of $35,175,000 in cash and securities with a market value of $7,854,720.

4. **PROPERTY AND CAPITALIZED SOFTWARE**

    Property and capitalized software, which is recorded at cost at September 30, 2006, consists of the following:

Land	$ 3,560,659
Building and leasehold improvements	33,888,224
Communications equipment	29,802,380
Capitalized software	9,817,018
Furniture and fixtures	9,421,869
	86,490,150
Less accumulated depreciation and amortization	35,732,363
Total	$50,757,787

5. OTHER ASSETS AND OTHER LIABILITIES

Other assets at September 30, 2006, consist of the following:

Interest receivable on securities segregated under federal and other regulations	$56,630,445
Income tax deposit	13,783,910
Long-term investments	7,833,282
Other miscellaneous assets	8,746,555
Total	$86,994,192

The Company's long-term investments are recorded on a trade date basis and are carried at fair value based on quoted market prices.

Other liabilities at September 30, 2006, consist of the following:

Accounts payable and accrued expenses	$14,583,597
Accrued payroll and benefits	8,977,931
Other miscellaneous liabilities	4,710,177
Total	$28,271,705

6. FINANCING ARRANGEMENTS

In order to finance a new building to serve as the main headquarters, on April 1, 2004, the Company borrowed $19,700,000 in the form of a note payable. The note payable bears a fixed interest rate of 6.18% per annum and matures on March 1, 2024. The Company pays principal and interest in monthly installments. The note payable is secured by the Company's main headquarters and is a sole recourse obligation. The schedule of principal payments on the note payable is as follows:

2007	$ 604,209
2008	642,625
2009	683,484
2010	726,941
2011	773,160
2012 and after	14,870,658
Total	$18,301,077

7. SHORT-TERM FUNDING AND LIQUIDITY RISK

The Company finances its margin accounts primarily from equity capital and customer free credit balances. The Company pays interest on such customer credit balances at fluctuating rates depending on the balance in the customer's account. At September 30, 2006, the interest rates ranged from 0.50% to 4.25%.

To manage short-term liquidity risk, on December 2, 2003, the Company entered into an agreement (the "Agreement") with a group of five banks for revolving credit facilities consisting of an unsecured revolving credit facility and a secured revolving credit facility. The Agreement provides for unsecured borrowings for a maximum of five days at which time the unsecured facility converts over to the secured facility and the Company must pledge sufficient collateral to secure the borrowings. In accordance with the terms of the Agreement and subsequent amendments, most recently executed on November 29,

2005, the Company can borrow up to $437,500,000 from a syndicate of 13 banks for five days before pledging collateral to secure the borrowings.

The Company pays interest on borrowings from the unsecured revolving credit facility at an annual rate equal to the Fed Funds Rate plus 1.50% and interest on borrowings from the secured revolving credit facility at an annual rate equal to the Fed Funds Rate plus 1.00%. The facility is subject to a nonrefundable quarterly facility fee equal to 0.225% of the total unsecured revolving credit facility. In addition to the quarterly facility fee, additional nonrefundable fees are payable primarily based on borrowing activity. The Company expenses these fees when incurred.

The Company has executed an amendment to extend the expiration date of the facility to February 28, 2007. Management believes the facility will be renewed prior to the expiration date in an amount equal to or in excess of the current borrowing lines.

In addition to the credit facility, the Company maintains a separate line of credit with a bank whereby the Company can borrow up to a maximum of $50,000,000 secured by pledged customer securities. The line is not subject to any facility fees and bears interest rates ranging from the Federal Funds rate plus 1.25% to a flat 5%.

As of September 30, 2006, the Company had sufficient financing to settle customer purchases and sales; therefore, the Company did not borrow from their credit facility and line of credit.

The terms of the credit facility agreement contain certain covenants and conditions including minimum net worth, regulatory capital, and net capital percentage requirements, limitations on distributions to stockholders, and compensation limits to the principal stockholder. The Company was in compliance with all covenants as of and during the year ended September 30, 2006.

The Company's principal sources of liquidity are Company assets consisting mainly of cash and U.S. government securities held in safekeeping on behalf of customers. These assets are financed primarily by equity capital and customer free credit balances. Changes in the securities markets volume and volatility, and the resulting customer borrowing demands can greatly affect the Company's financial requirements. As mentioned above, at September 30, 2006, the Company had both secured and unsecured lines of credit in the aggregate amount of $487,500,000 which could be used to satisfy demands which exceed the Company's equity capital.

8. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. The Rule also requires that equity capital may not be withdrawn or distributions paid to stockholders if the Company's net capital is less than 5% of such items. At September 30, 2006, the Company had net capital of $343,161,242, which was $308,185,312 in excess of the minimum required.

9. COMMITMENTS AND CONTINGENCIES

The Company has long-term operating leases for computer equipment and office space, including an office facility which is leased from the Company's principal stockholder (see Note 11). Minimum rental commitments under all noncancelable leases, some of which contain renewal options and escalation clauses, are as follows:

Year ending September 30	
2007	$ 26,284,695
2008	24,195,358
2009	18,714,264
2010	11,719,472
2011	7,445,170
2012 and after	32,045,280
Total	$ 120,404,239

In September 2006, the Company entered into an agreement with Sports Capital Partners, the owners of the St. Louis Blues, for the naming rights of the downtown St. Louis arena. The minimum rental commitments in connection with this agreement are included in the schedule above.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

The Company is a defendant in various lawsuits, in some of which plaintiffs claim substantial amounts, relating to its securities business. The Company also is involved, from time to time, in examinations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines, or penalties. While results of litigation and examinations and proceedings by governmental and self-regulatory agencies or the results of judgments, fines or penalties cannot be predicted with certainty, management, after consultation with counsel, believes, based on currently known facts, that resolution of all such matters are not expected to have a material adverse effect on the balance sheet.

10. CREDIT RISK

The Company's customer securities activities involve the execution, settlement, and financing of various transactions on behalf of its customers. Customer activities are transacted on either a cash or margin basis and are recorded on a settlement date basis. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company. The Company monitors exposure to industry sectors and individual securities and performs analysis on a regular basis in connection with its margin lending activities. The Company also monitors required margin levels and customers are required to deposit additional collateral, or reduce positions, when necessary.

At September 30, 2006, customer margin securities of approximately $2,224,949,262 and stock borrowings of $38,334,290 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had utilized a portion of these available securities as collateral for OCC margin requirements of $86,567,285, and customer short sales of $316,835,309 at September 30, 2006.

11. EMPLOYEE SAVINGS PLAN

The Company sponsors a 401(k) savings plan (the "Plan") covering substantially all employees. Company contributions are made at the discretion of the Board of Directors.

At September 30, 2006, the Company had accrued $2,009,156 of contributions for the Plan's year ending December 31, 2006.

12. RELATED-PARTY TRANSACTIONS

The Company's securities processing software provider is Computer Research Inc. ("CRI"). CRI is wholly owned by principal stockholders of the Company. The Company entered into a lease agreement in May 2004 for office space located in Colorado. The Company subsequently subleased this space to CRI for monthly rent equal to the initial lease agreement.

In August 2003, the Company loaned CRI $750,000 related to a purchase of software. The loan accrues interest at an annual rate equal to the prime rate and is paid semi-annually. The first monthly interest payment was due March 1, 2004, with principal installments commencing on April 1, 2005, with the final installment payable on March 1, 2008. At September 30, 2006, the Company included $356,776 relating to the note receivable and accrued interest in other assets.

The Company leases an office facility in Missouri from the Company's principal stockholder. The lease expires December 31, 2012, and contains escalation clauses based upon the greater of 3% or the percent increase in the consumer price index. The estimated future minimum rental commitments under this lease are included in the schedule contained in Note 9 and are as follows: $1,417,142, $1,459,657, $1,503,446, $1,548,550, $1,595,007, and $2,065,894 for 2007, 2008, 2009, 2010, 2011, and 2012 and beyond, respectively.

* * * * * *

A copy of the Company's September 30, 2006, balance sheet filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 is available for examination at the Chicago regional office of the Securities and Exchange Commission or at our principal office at 12800 Corporate Hill Drive, St. Louis, MO 63131.